Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-126811 May 9, 2007

iPath Exchange Traded Notes

iPATHSM GBP/USD EXCHANGE RATE ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity. The iPathSM GBP/USD Exchange Rate ETN offers investors cost-effective and tax-efficient exposure to the British pound/U.S. dollar exchange rate (the “Index”). Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or at early redemption1, based on the performance of the Index, less investor fees.

NOTE DETAILS

Ticker	GBB
Intraday indicative value ticker	GBB.IV
Bloomberg exchange rate ticker	TNFXGBP
CUSIP	06739F176
Primary exchange	NYSE
Yearly fee	0.40%[2]
Inception date	05/08/07
Maturity date	05/14/37
Index	GBP/USD Exchange Rate
Deposit Rate	SONIA–25 bps	[3]

ISSUER DETAILS

Barclays Bank PLC long-term unsecured obligations
S&P Rating	AA
Moody’s Rating	Aa1

The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

EUR/USD EXCHANGE RATE CORRELATIONS

GBP/USD Index Factor	1.00
S&P 500® Index	–0.12
Lehman U.S. Aggregate Index	0.29
MSCI EAFE Index	0.13
S&P GSCITM Total Return Index	0.08

Sources: MSCI, Lehman Brothers, S&P, BGI (3/02–3/07) based on monthly returns.

GBP/USD HYPOTHETICAL INDEX FACTOR PERFORMANCE

Source: BGI, Reuters 1/97–3/07 (based on daily returns).

Past performance does not guarantee future results. Index factor performance is for illustrative purposes only and does not represent actual iPath ETNs performance. Index factor performance does not reflect any management fees, transaction costs or expenses.

Indexes are unmanaged and one cannot invest directly in an index. For current Index and iPath ETN performance, go to www.iPathETN.com.

[1]

Investors may redeem at least 50,000 units of the iPathSM GBP/USD Exchange Rate ETN on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

[2]

The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.

The index factor on any given day will be equal to the currency component on that day times the accumulation component on that day.

The currency component on any given day will be equal to the Index on that day (or, if such day is not a trading day, the Index on the immediately preceding trading day) divided by the Index on the inception date. The accumulation component will be calculated on a daily basis in the following manner: The accumulation component on the inception date will equal one. On each subsequent business day until maturity or early redemption, the accumulation component will equal (1) the accumulation component on the immediately preceding business day times (2) the sum of one plus the product of the deposit rate times the relevant daycount fraction. The daycount fraction on any business day will be the number of calendar days that have elapsed since the immediately preceding business day divided by 365. The deposit rate on any given day will be equal to the Sterling Overnight Index Average, as reported on Reuters page SONIA or any successor page on the immediately preceding business day (the “SONIA”), minus 0.25%.

[3]	The deposit rate is intended to represent the actual rate that would be paid by a bank on an overnight deposit of British pounds.

iPATHSM GBP/USD EXCHANGE RATE ETN

The GBP/USD exchange rate is a foreign exchange spot rate that measures the relative values of two currencies, the British pound and the U.S. dollar. When the British pound appreciates relative to the U.S. dollar, the GBP/USD exchange rate (and the value of the Securities) increases; when the British pound depreciates relative to the U.S. dollar, the GBP/USD exchange rate (and the value of the Securities) decreases. The GBP/USD exchange rate is expressed as a rate that reflects the number of U.S. dollars that can be exchanged for one British pound in the interbank market for settlement in two days, as reported each day shortly after 10:00 a.m. on Reuters page 1FED or any successor page.

INDEX TOTAL RETURNS AND STANDARD DEVIATION

(as of 3/30/07)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED*
GBP/USD Index Factor	18.20	6.75	10.99	7.83

S&P 500 Index	11.83	10.06	6.27	12.29

Lehman U.S. Aggregate Index	6.59	3.31	5.35	3.73

MSCI EAFE Index	20.20	19.83	15.78	13.06

S&P GSCITM Total Return Index	–9.41	6.14	12.82	21.91

Sources: MSCI, S&P, Lehman Brothers, BGI. *Based on monthly returns, calculated for time period of 3/29/02–3/30/07. Past performance does not guarantee future results. Index returns are for illustrative purposes only and do not represent actual iPath ETNs performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. For current Index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

© 2007 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 4318-iP-0307 750-06SP–5/07

Not FDIC Insured • No Bank Guarantee • May Lose Value

BCY-M-013-03007